FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.  Notwithstanding the foregoing, information contained in the attached press release in and under the headings “About Reducol” and “About Kesko Group” and on the websites at www.reducol.com, and www.kesko.com are not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release:	September 5, 2006

Forbes Medi-Tech Announces the Expansion of Reducol™-based Products at Kesko of Finland

~Chain to Launch a New Non-Dairy Margarine and Expand Pirkka Yogurt Sales~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that Finland based Kesko has expanded their Pirkka range of products containing Forbes Medi-Tech’s cholesterol-lowering ingredient, Reducol™. The new products, sold under the ‘Pirkka’ premium brand name, includes a non-dairy margarine and additional yogurt flavors to complement the successful Buckthorn and Raspberry launch in May 2005. The new Pirkka Margarine will be in full distribution at all Kesko stores along with the Raspberry, Buckthorn, Natural (plain) and Cranberry flavor Pirkka yogurt products.

“Due to the success of the original Pirkka yogurts containing Reducol™, two new flavors have been added to the heart healthy category along with a non-dairy margarine spread,” said Jukka Koivunen, Purchasing Director of Kesko Food. “The Pirkka lactose-free margarine was developed in an effort to provide the best products possible for the Finnish population where there is a high level of lactose intolerance.”

“The demand for Reducol™-based products continues to grow and we are excited to work with retailers such as Kesko to create innovative products like non-dairy Pirkka Margarine,” said Jeff Motley, Vice President, Marketing & Sales of Forbes Medi-Tech Inc.

Earlier this year, Reducol™ based margarines were launched at the UK’s Tesco and the Netherlands’ Albert Heijn stores, but this will be the first ever non-dairy Reducol™ margarine formulation. Reducol™ products can now be found in a number of different European countries including major retailers in Finland, the Netherlands and the United Kingdom.

About Kesko Group

Kesko Group (Kesko) is the leading provider of services in the Finnish trading sector and is also expanding its operations in the Nordic countries, the Baltic countries and Russia. The food trade is the largest of Kesko's divisions, accounting for a significant portion of Kesko’s EUR$8.3 Billion in sales. Kesko Food Ltd, operates in the grocery market offering diverse services to consumers and business customers in Finland and the Baltic countries. Kesko Food and the Swedish ICA AB's subsidiary ICA Baltic AB own with equal shares Rimi Baltic AB, which operates in the Baltic grocery market. The key businesses of Kesko Food are the K-food store chain operations in Finland, Kespro Ltd's catering sales to HoReCa (Hotel, Restaurant, Café) customers, and grocery retailing in the Baltic countries with ICA AB. For further information on Kesko, visit the website at www.kesko.com

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “Sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that CVD savvy consumers, healthcare professionals and specialized CVD research and healthcare institutions; will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	Jukka Pokki Investor Relations Manager Telephone: +358 1053 22645 E-mail: jukka.pokki@kesko.fi

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Kesko Group for the information about Kesko Group provided in this News Release and the Company disclaims any liability with respect to such information.  Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website.  This News Release contains forward-looking statements regarding Reducol™, products containing Reducol™, and the Company’s strategy and vision, which statements can be identified by the use of forward-looking terminology such as “will”, “to provide”, “continue”, “strategy”, “vision”, “to develop” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the Company’s reliance on Kesko for performance; uncertainty regarding market acceptance and demand for products containing Reducol™; uncertainty whether the Kesko products will be distributed as scheduled or whether sales will continue to grow; product development risks; intellectual property risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for new customers; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; exchange rate fluctuations;  and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.